UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III

Regatta Office Park, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EcoBank Term Loan Facility

On June 5, 2026, Bulawayo Mining Company (Private) Limited (the “How Mining Company”), a wholly owned subsidiary of Namib Minerals (the “Company”), entered into a Facility Agreement (the “Facility Agreement”) with Ecobank Zimbabwe Limited (“Ecobank”) for the creation of a new term-loan facility for an aggregate amount of $5.0 million (Five Million Dollars) (the “Term Loan Facility”). The Term Loan Facility has a term of thirty-six (36) months and expires on May 31, 2029. The Term Loan Facility will carry a base lending rate of 12% per annum minus a margin of 1% per annum and is subject to an acceptance fee of 1% of the total facility amount and a drawdown fee of 0.5% of the amount drawn down. The purpose of the Term Loan Facility is to finance mining development including hoist, expansion and maintenance of a milling plant and drilling equipment.

In connection with the Term Loan Facility and pursuant to the Facility Agreement, How Mining Company has entered into (i) a Security Agreement dated June 23, 2026, creating a security interest valued at $7.5 million in favor of Ecobank over certain plant and machinery owned and to be owned by How Mining Company, and (ii) a tripartite assignment agreement with Fidelity Gold Refinery (Private) Limited (“Fidelity”) and Ecobank, dated June 23, 2026, providing for the assignment and routing of at least $3,000,000 (Three Million Dollars) monthly from gold-sales to Fidelity through How Mining Company’s account held at Ecobank and creation of a lien upon certain proceeds or receivables due from Fidelity to How Mining Company in favor of Ecobank.

The Facility Agreement contains customary restrictive covenants applicable to How Mining Company and requires Ecobank’s prior consent for certain actions, including the incurrence of additional indebtedness, the acquisition of businesses, assets, or equity interests in third parties, and the repayment of shareholder loans or redemption of share capital.

The foregoing description of the Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement, copy of which is furnished as Exhibit 10.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: July 17, 2026

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